NEWS RELEASE

STRATASYS RELEASES SECOND QUARTER 2019 FINANCIAL RESULTS

Second Quarter Revenue of $163.2 million

Second Quarter GAAP net income of $1.2 million, or $0.02 per diluted share, and non-GAAP net income of $8.5 million, or $0.16 per diluted share

Minneapolis & Rehovot, Israel, July 31, 2019 — Stratasys Ltd. (NASDAQ: SSYS) announced financial results for the second quarter of 2019.

Q2 2019 Financial Results Summary:

Revenue for the second quarter of 2019 was $163.2 million, compared to $170.2 million for the same period last year.

●	GAAP gross margin was 49.7% for the quarter, compared to 49.1% for the same period last year.
●	Non-GAAP gross margin was 52.5% for the quarter, with no change compared to the same period last year.
●	GAAP operating income for the quarter was $0.8 million, compared to an operating loss of $1.9 million for the same period last year.
●	Non-GAAP operating income for the quarter was $9.1 million, compared to non-GAAP operating income of $10.6 million for the same period last year.
●	GAAP net income for the quarter was $1.2 million, or $0.02 per diluted share, compared to a net loss of $3.6 million, or ($0.08) per diluted share, for the same period last year.
●	Non-GAAP net income for the quarter was $8.5 million, or $0.16 per diluted share, compared to non-GAAP net income of $8.1 million, or $0.15 per diluted share, for the same period last year.
●	The Company used $3.8 million of cash from operations during the second quarter and ended the period with $366.3 million of cash and cash equivalents.

“Our second quarter results reflect continued strong performance in the Americas, where we saw revenue growth across systems, consumables, and services, which was offset mainly by significant economic weakness in Europe that we believe is impacting capital investments and general spending in the automotive and industrial machinery markets in that region, as well as by the adverse impact of foreign exchange rates in Europe and Asia Pacific,” said Elchanan (Elan) Jaglom, Interim Chief Executive Officer of Stratasys. “We believe that we are well positioned to return to growth in Europe when macro conditions improve, and our new products and platforms are launched and adopted in the market. Additionally, despite relatively flat revenue growth after excluding divestments, we are pleased that our emphasis on operational efficiency delivered earnings and profitability while we continue to invest in new products and strengthen our R&D efforts to expand our addressable markets.”

Financial Guidance:

Stratasys today issued the following information regarding the Company’s guidance for the fiscal year ending December 31, 2019:

●	Revenue guidance of $670 to $700 million.
●	GAAP net loss of $17 to $3 million, or ($0.31) to ($0.05) per diluted share, compared to previous guidance of a GAAP net loss of $22 to $12 million, or ($0.40) to ($0.22) per diluted share.
●	Non-GAAP net income of $30 to $38 million, or $0.55 to $0.70 per diluted share.
●	Non-GAAP operating margins of 5.5% to 6.5%.
●	Capital expenditures are projected at $30 to $45 compared to previous guidance of $45 to $60 million.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on the Company’s non-GAAP net income, the Company believes that the rate of growth in its non-GAAP operating income is the best measure of its performance.

Non-GAAP earnings guidance excludes $23 to $24 million of projected amortization of intangible assets; $22 to $24 million of share-based compensation expense; reorganization expenses and other of ($1) to $1 million; and includes tax adjustments of ($2) to ($3) million on the above non-GAAP items.

“We are excited about the market response to the new products that we have recently launched, and about the several additional product announcements we intend to make later this year and in 2020,” continued Jaglom. “We believe we are well positioned to continue expanding in manufacturing, rapid prototyping, and photo-realism design as well as in our target verticals of aerospace, automotive, healthcare, and dental. Our focus on innovation and select partnerships over the last several years is opening new, incremental opportunities that along with our healthy balance sheet will support our accelerated growth plan beginning in 2020.”

Stratasys Ltd. Q2 2019 Conference Call Details

The Company plans to hold the conference call to discuss its second quarter financial results on Wednesday, July 31, 2019 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com; or directly at the following web address: https://edge.media-server.com/mmc/p/o8gp8wcb.

To participate by telephone, the domestic dial-in number is (866) 394-5776 and the international dial-in is (409) 350-3596. The access code is 9771494.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days at investors.stratasys.com, or by accessing the provided web address.

Stratasys is a global leader in additive manufacturing or 3D printing technology, and is the manufacturer of FDM® and PolyJet™ 3D Printers. The Company’s technologies are used to create prototypes, manufacturing tools, and production parts for industries, including aerospace, automotive, healthcare, consumer products and education. For 30 years, Stratasys products have helped manufacturers reduce product-development time, cost, and time-to-market, as well as reduce or eliminate tooling costs and improve product quality. The Stratasys 3D printing ecosystem of solutions and expertise includes: 3D printers, materials, software, expert services, and on-demand parts production. Online at: www.stratasys.com, http://blog.stratasys.com and LinkedIn.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2019, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of market acceptance of our 3D printers, high-performance systems and consumables, and the software and technology included in those systems; potential declines in the demand for, or the prices of, our products and services, or volume of our sales, due to decreased demand either for them specifically or in the 3D printing market generally; potential shifts in our overall strategy, including as related to any reorganization activities and our capital expenditures; potential shifts in our product mix to lower-margin products or in our revenues mix towards our AM services business; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; potential failure to successfully consummate acquisitions or investments in new businesses, technologies, products or services; risks related to our relationships with our suppliers, resellers and independent sales agents, and our operations at our manufacturing sites; risks related to the international scope of our operations and regulatory compliance (including reporting, environmental, anti-corruption and other regulatory compliance) related to that scope of operations; risks related to the security of our information systems (including risks related to potential cyber-attacks); changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; changes in our strategy; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2018 (the “2018 Annual Report”), filed with the Securities and Exchange Commission (the “SEC”) on March 7th, 2019. Readers are urged to carefully review and consider the various disclosures made throughout our 2018 Annual Report and the Report of Foreign Private Issuer on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter and six months ended, June 30, 2019, and its review of its results of operations and financial condition for that period, which has been furnished to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (x) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Yonah Lloyd
Vice President - Investor Relations
Yonah.Lloyd@stratasys.com

Stratasys Ltd.

Consolidated Balance Sheets

(Unaudited)
(in thousands, except share data)
	June 30,	December 31,
	2019	2018
ASSETS

Current assets
Cash and cash equivalents	$366,327	$393,167
Accounts receivable, net	131,546	138,146
Inventories	147,799	123,524
Prepaid expenses	8,117	6,398
Other current assets	29,686	22,936

Total current assets	683,475	684,171

Non-current assets
Property, plant and equipment, net	189,794	188,150
Goodwill	385,803	385,849
Other intangible assets, net	96,001	107,274
Operating lease right-of-use assets	23,399	-
Other non-current assets	18,891	22,810

Total non-current assets	713,888	704,083

Total assets	$1,397,363	$1,388,254

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$54,662	$45,855
Current portion of long term-debt	-	5,143
Accrued expenses and other current liabilities	29,942	39,115
Accrued compensation and related benefits	29,572	31,703
Deferred revenues	54,298	53,965
Operating lease liabilities - short term	9,106	-

Total current liabilities	177,580	175,781

Non-current liabilities
Long-term debt	-	22,000
Deferred revenues - long-term	16,652	18,422
Operating lease liabilities - long term	14,702	-
Other non-current liabilities	31,409	29,084

Total non-current liabilities	62,763	69,506

Total liabilities	240,343	245,287

Redeemable non-controlling interests	742	852

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 54,344 thousands shares and 53,881 thousands shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively	147	146
Additional paid-in capital	2,695,622	2,681,048
Accumulated other comprehensive loss	(7,047)	(7,753)
Accumulated deficit	(1,532,444)	(1,531,326)
Total equity	1,156,278	1,142,115

Total liabilities and equity	$1,397,363	$1,388,254

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$110,341	$118,403	$215,432	$222,320
Services	52,822	51,833	103,031	101,749
	163,163	170,236	318,463	324,069

Cost of sales
Products	47,095	53,262	91,264	98,480
Services	34,901	33,327	69,575	66,292
	81,996	86,589	160,839	164,772

Gross profit	81,167	83,647	157,624	159,297

Operating expenses
Research and development, net	24,040	23,689	46,614	48,799
Selling, general and administrative	56,322	61,887	113,476	118,892
	80,362	85,576	160,090	167,691

Operating profit (loss)	805	(1,929)	(2,466)	(8,394)

Financial income (expense), net	1,755	(83)	2,508	(75)

Income (loss) before income taxes	2,560	(2,012)	42	(8,469)

Income tax expenses	1,280	205	2,498	806

Share in profits (losses) of associated companies	(195)	(1,360)	1,228	(7,433)

Net income (loss)	1,085	(3,577)	(1,228)	(16,708)

Net loss attributable to non-controlling interests	(67)	(26)	(110)	(116)

Net income (loss) attributable to Stratasys Ltd.	$1,152	$(3,551)	$(1,118)	$(16,592)

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$0.02	$(0.08)	$(0.02)	$(0.33)
Diluted	$0.02	$(0.08)	$(0.02)	$(0.33)

Basic	54,231	53,722	54,102	53,689
Diluted	54,687	53,722	54,102	53,689

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Three Months Ended June 30,
		2019	Non-GAAP	2019	2018	Non-GAAP	2018
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$81,167	$4,441	$85,608	$83,647	$5,708	$89,355
	Operating income (loss) (1,2)	805	8,246	9,051	(1,929)	12,548	10,619
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	1,152	7,372	8,524	(3,551)	11,643	8,092
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$0.02	$0.14	$0.16	$(0.08)	$0.23	$0.15

(1)	Acquired intangible assets amortization expense		3,900			5,220
	Non-cash stock-based compensation expense		541			442
	Reorganization and other related costs		-			46
			4,441			5,708

(2)	Acquired intangible assets amortization expense		1,783			2,539
	Non-cash stock-based compensation expense		5,552			3,836
	Reorganization expenses and other		(3,530)			465
			3,805			6,840
			8,246			12,548

(3)	Corresponding tax effect		(874)			(1,119)

	Amortization of acquired intangibles assets related to equity method investments		-			214
			$7,372			$11,643

(4)	Weighted average number of ordinary shares outstanding- Diluted	54,687		54,687	53,722		53,745

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Six Months Ended June 30,
		2019	Non-GAAP	2019	2018	Non-GAAP	2018
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$157,624	$8,693	$166,317	$159,297	$11,307	$170,604
	Operating income (loss) (1,2)	(2,466)	18,321	15,855	(8,394)	23,935	15,541
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(1,118)	15,299	14,181	(16,592)	27,406	10,814
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.02)	$0.28	$0.26	$(0.33)	$0.53	$0.20

(1)	Acquired intangible assets amortization expense		7,798			10,424
	Non-cash stock-based compensation expense		895			829
	Reorganization and other related costs		-			54
			8,693			11,307

(2)	Acquired intangible assets amortization expense		3,672			5,097
	Non-cash stock-based compensation expense		9,427			6,864
	Reorganization expenses and other		(3,471)			2,230
	Gain from sale of plant and property		-			(1,563)
			9,628			12,628
			18,321			23,935

(3)	Corresponding tax effect		(1,418)			(1,911)

	Gain from equity method divestment, related write-offs and amortization		(1,604)			5,382
			$15,299			$27,406

(4)	Weighted average number of ordinary shares outstanding- Diluted	54,102		54,585	53,689		53,732

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2019

(in millions, except per share data)
GAAP net loss	($17) to ($3)

Adjustments
Stock-based compensation expense	$22 to $24
Intangible assets amortization expense	$23 to $24
Reorganization and other related costs	($1) to $1
Tax expense related to Non-GAAP adjustments	($2) to ($3)

Non-GAAP net income	$30 to $38

GAAP loss per share	($0.31) to ($0.05)

Non-GAAP diluted earnings per share	$0.55 to $0.70